June 9, 2005


Room 4561


Kevin M. Stunder
President
Madison Explorations, Inc.
525 Seymour Street, Suite 807
Vancouver, BC, CANADA V6B 3H7


	Re:	Madison Explorations, Inc.
		Form 10-SB filed May 4, 2005
		File no. 0-51302


Dear Mr. Stunder,

We have reviewed your Form 10-SB and have the following comments of an accounting nature. The legal comments will follow shortly under separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the currency amounts disclosed throughout the document to present such amounts in US dollars. Also, please clearly disclose the currency used.





Off-Balance Sheet Disclosures

2. Item 303 (c) of Regulation S-B requires a description of off-balance sheet arrangements. Please revise to include this disclosure, if material.

Financial Statements
Balance Sheet and Statement of Stockholders` Equity

3. Please revise to re-classify the amounts related to the stock issuances for $(55,800) and $(58,598) from accumulated deficit during development stage to additional paid-in capital.

4. Since the company is in the exploration stage and has not determined the existence of a commercially minable deposit, as contemplated by Industry Guide 7, it does not appear appropriate to capitalize the $1,661 for mineral claims. Please revise accordingly.

Note 3 - Mineral Claims
Scout Lake

5. You state that the Company must spend certain amounts on exploration work within 15 and 24 months of "closing". Please revise to clarify whether "closing" refers to the date of the acquisition agreement, and provide the actual date.

Herbert Anomaly

6. You state that the Company "optioned 20% interest in mineral claims". Please revise your disclosure to clarify the meaning of this phrase. Also, please revise to explain the nature of the $44,000 deposit and why it is being treated as a liability on the balance sheet.

7. Please revise to clarify if the Herbert Anomaly is the same property as the "Bulls Eye Target" as described on page 14.

Note 4 - Related Party Transactions

8. Please revise to clarify if the $15,000 demand note is in Canadian or United States dollars.

9. Please revise to clarify the number of $15,000 notes that were issued by the officers of the Company.




Note 6 - Income Taxes

10. Please revise to disclose the dates that the net operating loss carry forwards expire. Refer to SFAS 109.

General

11. Please note the updating requirements of Item 310(g) of Regulation S-B.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Closing

      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien, the Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Hugh Fuller at (202) 551-3853 or me at
(202)
551-3790 with any other questions.


					Sincerely,



					Mark P. Shuman
					Branch Chief - Legal



Kevin M. Stunder
Madison Explorations, Inc.
June 9, 2005
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